EXHIBIT 99.1

Portage Biotech and Compedica Stock-for-Stock Exchange

DOVER, Del., June 09, 2025 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company formed under the laws of the British Virgin Islands (“Portage”) announce that on June 5, 2025 Portage and Compedica Holdings Limited, a company formed under the laws of the Isle of Man (“Compedica”) entered a mutual Subscription Agreement (“Subscription Agreement”).

Pursuant to the Subscription Agreement, Portage issued 625,000 ordinary shares at a per share price of $8.00 in exchange for 1,165,501 shares of Compedica with a value of $4.29 per share, in a transaction valued at $5,000,000. After the transaction, Compedica will own 27.4% of the issued and outstanding ordinary shares of Portage. The Portage ordinary shares were sold pursuant to an exemption under the Securities Act of 1933, as amended, under Regulation S, and were issued as “restricted stock.”

Under the terms of the agreement, if Portage enters into an equity funding arrangement, subject to the working capital requirements of Portage and unless agreed otherwise by the parties in writing, Portage will use not less than 50% of net funds received to subscribe for new Compedica equity at a price of $4.29 per share, the intended use of proceeds to be to support the continued development of the Compedica device and its commercialization.

Jamie Gibson, Chief Executive Officer of Compedica, said “The subscription by Portage for shares in Compedica, together with the funding commitment, provides Compedica with additional support. Compedica expects to publish the results of its randomized clinical trial in Q4 2025 whilst it continues its scale-up ahead of the launch of first commercial sales, expected to be in the first half of 2026. The diabetic foot ulcer (DFU) market is worth over $4 billion in the US alone, and the OptiPulse medical device has the potential to be the gold standard for the treatment of DFUs as the trial is expected to show that the device improves the outcome for patients and reduces costs for insurers. Working with Portage, we now have the platform to reach a wider investment audience and introduce the OptiPulse active therapy system as we focus on commercializing the device in North America in 2026.”

Alexander Pickett, Director and Chief Executive Officer of Portage, said, “Diabetic foot ulcers afflict approximately 18.6 million people worldwide and have a five-year mortality rate of approximately 30%, comparable to a cancer diagnosis. Compedica has developed a novel approach to reduce the burden of care and improve outcomes in this area of intense unmet medical need.” (JAMA https://pubmed.ncbi.nlm.nih.gov/37395769/)

Justin Stebbing, a Non-Executive Director of Portage, and a member of the Independent Committee that approved the transaction, further commented, “We are delighted to complete this strategic alliance with Compedica. We have been in discussions with Compedica for some months, figuring out a structure whereby we can support the business as it scales-up its North American operations. Hopefully, this transaction is the first step in what will be a successful partnership. We look forward to working with Jamie and his team and making further announcements regarding the business over the next 6-12 months as the business enters a critical period in its growth, with the results of its randomized clinical trial the first milestone on the horizon, expected to be published in the last quarter of the 2025 calendar year.”

Additional information about the Subscription Agreement
Compedica was granted registration rights on a resale basis, upon demand. Compedica is not subject to any lock-up arrangement. Compedica was also granted the right to have an observer attend board meetings and review written consents of the board of directors, subject to restrictions on being given confidential or market-sensitive information without a non-disclosure obligation with respect to such information. There are no broker fees in connection with the transaction.

About Portage Biotech
Portage Biotech is a clinical-stage immuno-oncology company advancing a pipeline of novel biologics to transform the immune system’s ability to fight cancer. For more information, visit www.portagebiotech.com.

About Compedica
Compedica is a medical device technology company dedicated to developing innovative product solutions that harness the healing power of blood flow to help healthcare professionals prevent and treat Diabetic Foot Ulcers (DFUs) through its OptiPulse active therapy system. For more information, visit www.compedica.com.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the Company may not secure financing, the uncertainty of the Company’s ability to continue as a going concern, scientific results may not be as expected, and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 and “Business Environment – Risk Factors” in the Company’s Management’s Discussion and Analysis for the Three and Six Months ended September 30, 2024, filed as Exhibit 99.2 to the Company’s Form 6-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

For More Information:
Portage Biotech
Alexander Pickett, Chief Executive Officer
ir@portagebiotech.com